November 2, 2005

Mail Stop 7010

Ms. Elie Housman, Chief Executive Officer
Inksure Technologies, Inc.
1770 N.W. 64th Street
Fort Lauderdale, FL

RE:	Inksure Technologies, Inc.
	Registration Statement on Form SB-2
	Filed on October 12, 2005
	File No.:  333-128946

Dear Ms. Housman:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Since you are relying on Rule 415 of Regulation C under the Securities Act, add a box to that effect on the cover page. See telephone interpretation 36 in section D of our July 1991 "Manual of
Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov.
2. We note from page 46 that note holders (i) have a right to participate in additional financings by you and (ii) were granted an option to invest an additional $1,250,000 by purchasing additional convertible notes. Please tell us how these provisions are consistent with the guidance set out paragraph 3S in the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations. Note that we consider agreements that give investors the right to acquire additional securities as providing the investor with an investment decision that suggests the investor is not irrevocably bound. Tell us why these provisions do not provide the investor with such an investment decision.
3. We reference Section 1(a)(ii) of the Securities Purchase Agreement. Please provide appropriate disclosure regarding this additional issuance/closing. Please tell us how this provision is consistent with the guidance referenced above since it appears to give investors the right to acquire additional securities representing an investment decision that suggests investors are not irrevocably bound.
4. Disclose your use of proceeds of the convertible notes.
Risk Factors, page 5
5. Please add risk factor disclosure regarding the downward pressure on the market price of your common stock that could result as selling security holders exercise warrants or convert debt and sell material amounts of your common stock. In addition, please discuss the fact that this downward pressure could encourage short sales by selling security holders or others. Finally, please explain short selling and its likely impact on the market price of your common stock.


Principal and Selling Shareholders, page 39
6. Revise the selling shareholder table to include a line that shows the total number of shares to be offered in this prospectus.
7. We note that you are registering 130% of the number of shares issuable upon conversion and that the number shares actually issued may be more or less than the number being registered. If the number of shares to be issued is greater than this number for any reason, confirm that you will file a new registration statement to cover these additional shares prior to their issuance. Please tell us why you believe the amount you are registering represents a good faith estimate of the number of shares issuable upon conversion of the notes. Please see paragraphs 2S and 3S in the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.
8. If any selling security holder is a broker dealer, please identify it as such. Please note that the security holders who are broker-dealers must be identified as underwriters in the prospectus. For selling security holders who are affiliates of broker-dealers, the prospectus must state that: (1) the sellers purchased in the ordinary course of business; and (2) at the time of purchase of the securities being registered for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, the disclosure must state that the sellers are also underwriters
9. We note the second sentence. To the extent that any successor(s) to the named selling security holders wishes to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successor(s) as selling security holders.
Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.
10. We note that under the convertible notes share ownership is capped at 4.99%. Please add disclosure regarding the risks associated with this limitation. For example, if this limit is reached and holders wish to convert but cannot or does not sell any shares to reduce its holdings, will you be required to make payments in cash?



Plan of Distribution, page 42
11. We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in this regard. Please confirm that selling shareholders will not sell short prior to effectiveness of the registration statement.
12. You indicate that the selling shareholders "may be deemed" to be underwriters. If any selling shareholders are registered broker-dealers that did not receive the securities as compensation for underwriting activities, revise to identify them as underwriters.

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request as least two business days in advance of the requested effective date.

	If you have any questions regarding the above comments, please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or me at
(202) 551-4667.

							Sincerely,




Jennifer R. Hardy
							Legal Branch Chief

Ms. Elie Housman
Inksure Technologies, Inc.
November 2, 2005
Page  4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE